Exhibit 99.1

NEWS RELEASE

Penn West Announces Changes in Senior Management

Calgary, November 6, 2012 (TSX – PWT; NYSE—PWE) Penn West Petroleum Ltd. (“Penn West” or “the Company”) announced today that, Hilary Foulkes, Executive Vice President and Chief Operating Officer, Thane Jensen, Senior Vice President, Operations Engineering, James Burns, Vice President, Corporate Planning and Wendy Henkelman, Vice President, Treasury have left the organization effective immediately.

Recently announced agreements to sell assets have provided Penn West with operational and financial flexibility, allowing the Company to maintain its dividend while applying capital to high rate of return projects in its portfolio.

Improved execution is the key to realizing the value inherent in the Company’s asset base. Penn West is committed to improving its operational results, including the reliability of its production base and corporate capital efficiency. We will continuously make the necessary changes to deliver on our business plan.

Penn West Exploration common shares are listed on the Toronto Stock Exchange under the symbols PWT and Penn West Exploration common shares are listed on the New York Stock Exchange under the symbol PWE.

This press release contains statements which constitute forward-looking statements or information within the meaning of the “safe harbour” provisions of applicable securities legislation pertaining to, without limitation, the following: our strategy of improving our operational capabilities, capital efficiency and finding and development costs in order to maximize shareholder value; and the expectation that recently announced asset sales will set the stage for financial flexibility allowing us to maintain our dividend while applying capital to high rate of return projects in our portfolio. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things, that: current changes being undertaken, including current organizational changes, will result in improved operational capabilities, capital efficiencies and finding development costs; that the recently announced asset sales will close when and on the terms currently expected and that Penn West will achieve the expected benefits of such dispositions. By their nature, these forward-looking statements involve numerous unknown risks and uncertainties including, among other things: risks that certain changes being undertaken will not result in the expected improvements to Penn West’s operational capabilities, capital efficiency and finding and development costs; failure to close certain assets sales when and on the terms expected or to realize the anticipated benefits of such dispositions; the risk that we may reduce our dividend level in the future due to various factors; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Penn West does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

For further information, please contact:

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com

Murray Nunns, President & CEO

Phone: 403-218-8939

E-mail: murray.nunns@pennwest.com

Clayton Paradis, Manager, Investor Relations

Phone: 403-539-6343

E-mail: clayton.paradis@pennwest.com